MK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



14030148

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8-69248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/14/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1934 W. EVERGREEN
(No. and Street)

CHICAGO	IL	60622
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY PHILLIPS (312) 952-6576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOPEL FORMAN, L.L.C.
(Name – *if individual, state last, first, middle name*)

500 N MICHIGAN AVE	CHICAGO	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, GREGORY PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BH SECURITIES, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
NTHONY KEITH WINSTON
TARY PUBLIC, STATE OF ILLINOIS
COMMISSION EXPIRES 8/11/2014

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BH SECURITIES, LLC

Financial Statements
For the Period from February 14, 2013 (Inception)
Through
December 31, 2013

BH SECURITIES, LLC

Contents

To the Member of
BH Securities, LLC

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Report on the Financial Statements

We have audited the accompanying financial statements of **BH Securities, LLC** (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the period from February 14, 2013 (Inception) through December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BH Securities, LLC** as of December 31, 2013, and the results of its operations and its cash flows for the period from February 14, 2013 (Inception) through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Topel Forman LLC
Certified Public Accountants

Chicago, Illinois
February 20, 2014

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

BH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	95,351
Prepaid expenses and deposits		2,401
Total assets	$	97,752

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	2,270
Total liabilities	$	2,270
MEMBER'S EQUITY	$	95,482
Total liabilities and member's equity	$	97,752

(The accompanying notes are an integral part of these financial statements.)

BH SECURITIES, LLC
STATEMENT OF OPERATIONS
For the period from February 14, 2013 (Inception) through December 31, 2013

REVENUES		
Total revenues	$	-
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional services	$	19,819
Licenses and registrations		8,809
IT, data and communications		750
Other operating expenses		140
Total expenses	$	29,518
NET LOSS	$	(29,518)

(The accompanying notes are an integral part of these financial statements.)

BH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the period from February 14, 2013 (Inception) through December 31, 2013

Balance, February 14, 2013	$	-
Member's contribution		125,000
Net loss		(29,518)
Balance, December 31, 2013	$	95,482

(The accompanying notes are an integral part of these financial statements.)

BH SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the period from February 14, 2013 (Inception) through December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(29,518)
Adjustments to reconcile net loss to cash used in operating activities:		
Change in prepaid expenses and deposits		(2,401)
Change in accounts payable		2,270
NET CASH USED IN OPERATING ACTIVITIES	$	(29,649)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions	$	125,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	95,351
CASH AND CASH EQUIVALENTS:		
Beginning of period		-
End of period	$	95,351

(The accompanying notes are an integral part of these financial statements.)

Note 1. Organization and Description of Business

BH Securities, LLC (the Company) is a Delaware limited liability company established on February 14, 2013 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company received approval to operate as a licensed broker-dealer on July 31, 2013. The Company is headquartered in Chicago, Illinois.

The Company's primary business is investment banking services. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is accordingly exempt from the operating provisions of that rule.

Note 2. Significant Accounting Policies

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows U.S. Generally Accepted Accounting Principles (U.S. GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, changes in member's equity and cash flows.

Cash and cash equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits in high-quality financial institutions. Balances at times may exceed federally insured limits.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and fees are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Note 2. Significant Accounting Policies - Continued

Income taxes: The Company is taxed as a single member LLC and is considered a disregarded entity under the provisions of the Internal Revenue Code and is accordingly not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain income tax positions through December 31, 2013. The Company is subject to income tax examinations for the period ended December 31, 2013. The Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Note 3. Fair Value of Financial Instruments

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Note 4. Net Capital Requirements

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 during the first twelve months of operation as a broker-dealer and shall not exceed 15 to 1 thereafter. Net capital and aggregate indebtedness change daily. As of December 31, 2013, the Company had net capital and net capital requirements of $93,081 and $5,000, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

Note 5. Subsequent Events

Management has evaluated subsequent events through February 20, 2014, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
BH Securities, LLC

Independent Auditors' Report on Supplementary Information

We have audited the financial statements of BH Securities, LLC as of December 31, 2013 and for the period from February 14, 2013 (Inception) through December 31, 2013, and have issued our report thereon dated February 20, 2014, which contained an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 9-10, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 9-10 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Topel Forman LLC
Certified Public Accountants

Chicago, Illinois
February 20, 2014

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

BH SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2013

NET CAPITAL:

Total member's equity	$	95,482
Less non-allowable assets:		
Prepaid expenses and deposits	$	2,401
Net capital before haircuts	$	93,081
Less haircuts		-
Net capital	$	93,081
Minimum net capital required		5,000
Excess net capital	$	88,081
Aggregate indebtedness	$	2,270
Percentage of aggregate indebtedness to net capital		2.44%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013

There is no material difference between the net capital computation on the Company's unaudited FOCUS Report Part IIA form X-17A-5 and the computation reflected above as of December 31, 2013.

BH SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
BH Securities, LLC

Independent Auditors' Report on Internal Control

In planning and performing our audit of the financial statements of BH Securities, LLC (the "Company"), as of and for the period from February 14, 2013 (Inception) through December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of **BH Securities, LLC** as of December 31, 2013 and for the period from February 14, 2013 (Inception) through December 31, 2013 and this report does not affect our report thereon dated February 20, 2014.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of the Company, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Topel Forman LLC

Certified Public Accountants

Chicago, Illinois
February 20, 2014